Filed Pursuant to Rule 424(b)(3)
File Number 333-131756

PROSPECTUS SUPPLEMENT NO. 9

Prospectus Supplement dated August 4, 2006
to Prospectus declared
effective on February 22, 2006
(Registration No. 333-131756)
as supplemented by that Prospectus Supplement No. 1 dated March 6, 2006, that Prospectus Supplement No. 2 dated March 15, 2006,
that Prospectus Supplement No. 3 dated April 13, 2006,
that Prospectus Supplement No. 4 dated April 14, 2006,
that Prospectus Supplement No. 5 dated May 2, 2006,
that Prospectus Supplement No. 6 dated May 11, 2006,
that Prospectus Supplement No. 7 dated May 15, 2006 and
that Prospectus Supplement No. 8 dated July 7, 2006

IT&E INTERNATIONAL GROUP, INC.

This Prospectus Supplement No. 9 supplements our Prospectus dated February 22, 2006, the Prospectus Supplement No. 1 dated March 6, 2006, the Prospectus Supplement No. 2 dated March 15, 2006, the Prospectus Supplement No. 3 dated April 13, 2006, the Prospectus Supplement No. 4 dated April 14, 2006, the Prospectus Supplement No. 5 dated May 2, 2006, the Prospectus Supplement No. 6 dated May 11, 2006, the Prospectus Supplement No. 7 dated May 15, 2006 and the Prospectus Supplement No. 8 dated July 7, 2006.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 9 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of IT&E International Group, Inc. filed on August 4, 2006 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “ITER.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 4, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) July 31, 2006

IT&E International Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50095	20-4354185
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4 California Avenue, Framingham, Massachusetts	01701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code     508-416-2600

505 Lomas Santa Fe Drive, Suite 200, Solana Beach, California  92075

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Agreements

Background Information

The Averion Merger

On July 31, 2006, the registrant, through its wholly-owned subsidiaries IT&E Merger Sub, Inc., a Massachusetts corporation (“Merger Sub”), and IT&E Acquisition Co., Inc., a Delaware corporation (“Acquisition Sub”), consummated the merger (the “Averion Merger”) with Averion Inc. (“Averion”) pursuant to the terms of the Agreement and Plan of Merger dated June 30, 2006, by and among the registrant, Merger Sub and Acquisition Sub, on the one hand, and Averion and Averion’s shareholder (the “Averion Shareholders”), on the other hand (the “Merger Agreement”).  At the closing of the Averion Merger, Merger Sub merged with and into Averion (the “Reverse Merger”).  As a result of the Reverse Merger, Averion was the surviving corporation and became a wholly-owned subsidiary of the registrant. Immediately following the closing of the Reverse Merger, a forward merger occurred whereby Averion was merged with and into Acquisition Sub (the “Forward Merger,” together with the Reverse Merger, constitute the Averion Merger).  As a result of the Forward Merger, Acquisition Sub is the surviving corporation and a wholly-owned operating subsidiary of the registrant.

At the closing of the Averion Merger, the registrant purchased all of the outstanding capital stock of Averion.  In exchange for all such outstanding capital stock of Averion, the Averion Shareholders received from the registrant, in the aggregate: (i) five million six hundred fifty thousand dollars ($5,650,000) in cash (the “Cash Consideration”); (ii) two year promissory notes in the aggregate principal amount of seven hundred thousand dollars ($700,000); (iii) five year promissory notes in the aggregate principal amount of five million seven hundred thousand dollars ($5,700,000); (iv) forty five million two hundred forty five thousand four hundred fifty five (45,245,455) shares of the registrant’s common stock (the “Common Stock Consideration”); and (v) eight thousand three hundred (8,300) shares of the registrant’s Series E Convertible Preferred Stock, stated value $1,000 per share (the “Preferred Stock Consideration”). A portion of the proceeds from the exercise of the Com Vest Options (defined below) was used to fund the majority of the Cash Consideration paid by the registrant for the outstanding capital stock of Averion.

Employment Agreement

In connection with the Averion Merger, the registrant entered into an employment agreement dated July 31, 2006 with Dr. Philip T. Lavin (the “Lavin Employment Agreement”).  Pursuant to the Lavin Employment Agreement, Dr. Lavin shall serve as Chief Executive Officer of the registrant.

The Lavin Employment Agreement is for a term of five (5) years and provides that Dr. Lavin shall be paid an annual base salary of $300,000.  In addition, Dr. Lavin is eligible to receive an annual bonus as determined by the registrant’s Board of Directors (the “Board”).  If Dr. Lavin is terminated without “cause” or resigns for “good reason” as those terms are defined in the Lavin Employment Agreement, then the registrant is obligated to pay Dr. Lavin an amount equal to two (2) years of Dr. Lavin’s then in effect base salary.

Non-Compete and Non-Solicitation Agreement

In connection with the Averion Merger, the registrant entered into a non-competition and non-solicitation agreement dated July 31, 2006 with Dr. Lavin (the “Lavin Non-Competition Agreement”).  Pursuant to the Lavin Non-Competition Agreement, Dr. Lavin will not, during his term of office as Chief Executive Officer, or for the two (2) year period thereafter, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, lend his name or any similar name to, lend his credit to or render services or advice to any business, venture and/or enterprise which competes in whole or in part with the businesses and/or activities of the registrant or its subsidiaries; provided, however, that Dr. Lavin may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of securities of any entity (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Averion Registration Rights Agreement

In connection with the Averion Merger, the registrant entered into a registration rights agreement with the Averion Shareholders dated July 31, 2006 (the “Averion Registration Rights Agreement”).  Pursuant to the Averion Registration Rights Agreement, the registrant granted the Averion Shareholders (i) a single demand registration right (“Demand Registration Right”), and (ii) unlimited piggy-back registration rights (“Piggy-Back Registration Rights”), in each case related to the common stock issued as the Common Stock Consideration and the common stock issuable upon conversion of the Preferred Stock Consideration (the Common Stock Consideration, together with the Preferred Stock Consideration, the “Registerable Securities”).

Pursuant to the Demand Registration Right, if the registrant receives a written request from Averion Shareholders holding a majority of the Registerable Securities that the registrant file a registration statement (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed Five Million Dollars ($5,000,000)), then the registrant shall, within thirty (30) days after receipt of such notice, give written notice of such request to all holders of Registerable Securities, and effect, as expeditiously as reasonably possible, the registration under the Securities Act of 1933, as amended (the “Securities Act”) all Registerable Securities that the Averion Shareholders requested to be registered; provided, however, that the registrant shall not be required to effect a registration pursuant to such Demand Registration Right prior to April 30, 2007.

Pursuant to the Piggy-Back Registration Rights, the registrant shall notify all holders of Registerable Securities in writing at least fifteen (15) days prior to the filing of any registration statement with the Securities and Exchange Commission (the “SEC”) for purposes of a public offering of securities of the registrant and will afford each holder of Registerable Securities an opportunity to include all or any part of such holder’s Registerable Securities in such registration statement.

Averion Lock-Up Agreements

In connection with the Averion Merger, the registrant entered into Lock-Up Agreements with each of the following individuals: Dr. Lavin, Abby G. Lavin, Andrew Lavin, Ellen Schoenfeld Beeks, and David A. Schoenfeld (the “Lock-Up Agreements”).  In general, the Lock-Up Agreements preclude each of the foregoing individuals from directly or indirectly offering, selling, pledging, contracting to sell (including any short sale), granting any option to purchase, entering into any contract to sell or otherwise disposing of or transferring any shares of common stock or other equity securities of the registrant (the “Restricted Shares”), except as follows: (i) 25% of such holder’s Restricted Shares may be sold by the holder upon the later of six (6) months after July 31, 2006 or the date on which a registration statement covering the resale of the shares of common stock issued as a part of the Common Stock Consideration and the common stock issuable upon conversion of the Preferred Stock Consideration is declared effective by the SEC, (ii) after sales permitted by (i), an additional 37.5% of the holder’s Restricted Shares may be sold if the purchase price obtained by such selling holder is $0.75 or more, or (iii) after (i) and (ii), any remaining amount of Restricted Shares may be sold by the holder after July 31, 2009.

Series D Registration Rights Agreement Amendment

The registrant, in connection with the private placement of the registrant’s senior secured convertible promissory notes (the “Private Placement”)  to certain investors (collectively, the “Purchasers”), previously entered into a registration rights agreement with the Purchasers dated November 9, 2005 (the “Private Placement Registration Rights Agreement”), which required the registrant to file a registration statement registering the resale of the common stock issuable upon conversion of the outstanding Series D Convertible Preferred Stock within fifteen (15) days from the earlier to occur of (i) ComVest Investment Partners II LLC (“ComVest”) exercising in full an option to purchase an additional five thousand (5,000) shares of Series D Convertible Preferred Stock for an aggregate of $5,000,000 (the “ComVest Option”); or (ii) the expiration of the ComVest Option.  On July 31, 2006, ComVest exercised the ComVest Option in full.

On July 31, 2006, the registrant and the Purchasers also entered into an amendment to the Private Placement Registration Rights Agreement (the “Private Placement Registration Rights Amendment”).  Pursuant to the Private Placement Registration Rights Amendment, Section 2(a) of the Private Placement Registration Rights Agreement was amended and restated in its entirety such that the date the registrant is now required to file a registration statement with the SEC registering the resale of the shares of common stock underlying the warrant shares and underlying the Series D Convertible Preferred Stock related to the Private Placement (the “Registerable Securities”) is a date within sixty (60) days after ComVest provides written notice to the registrant of its desire to have the registrant register the Registerable Securities.

Item 2.01	Completion of Acquisition or Disposition of Assets

The disclosure regarding the acquisition of assets from Averion under the heading “The Averion Merger” in Item 1.01 above, is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

In connection with the acquisition of all of the outstanding capital stock of Averion on July 31, 2006, the registrant issued (i) promissory notes in the aggregate principal amount of $700,000 (the “A Notes”); and (ii) promissory notes in the aggregate principal amount of $5,700,000 (the “B Notes”).  The A Notes are due and payable as follows: the registrant shall make twenty-four (24) monthly payments of principal and interest on each note included in the A Notes beginning August 1, 2006.  The B Notes are payable as follows: the registrant shall make interest only payments until the earlier of (x) July 31, 2011; or (y) an event of default as defined in the notes included in the B Notes, at which time all principal and accrued and unpaid interest shall be due and payable on each note included in the B Notes.  Each note included in both the A Notes and the B Notes is expressly subordinated to any existing or future debt the registrant may incur.  Each such note accrues interest at a rate equal to the prime rate of interest set forth in the Wall Street Journal, California edition.

Item 3.02

Unregistered Sales of Equity Securities.

On July 31, 2006, in connection with the exercise of the ComVest Option, the registrant issued and sold 5,000 shares of Series D Convertible Preferred Stock, in the aggregate principal amount of $5,000,000 to ComVest.  Each share of Series D Convertible Preferred Stock shall initially be convertible at the option of ComVest into 14,285.71 shares of the registrant’s common stock.

On July 31, 2006, in connection with the exercise of the ComVest Option, the registrant issued warrants to ComVest to purchase up to an additional 32,142,829 shares of the registrant’s common stock at an exercise price of $0.10 per share.

On July 31, 2006, in connection with Averion Merger, the registrant issued forty five million two hundred forty five thousand four hundred fifty five (45,245,455) shares of the registrant’s common stock and eight thousand three hundred (8,300) shares of the registrant’s Series E Convertible Preferred Stock to the Averion Shareholders as partial consideration for all of the outstanding capital stock of Averion.  Each share of  Series E Convertible Preferred Stock shall initially be convertible at the option of each holder into 9090.91 shares of the registrant’s common stock.  Reference is made to the disclosure set forth under the heading “The Averion Merger” in Item 2.01 above for a complete description of the transaction.

The offers and sales of these securities were deemed to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by the registrant not involving a public offering.  The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to share certificates issued in such transactions.  All recipients had adequate access to information about the registrant.

Item 3.03

Material Modification to Rights of Security Holders.

On June 28, 2006, the Board approved the creation of the Series E Convertible Preferred Stock.  The Board authorized up to eight thousand three hundred (8,300) shares of Series E Convertible Preferred Stock.  A Certificate of Designation setting forth the rights, preferences and privileges of the Series E Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on July 28, 2006 (the “Certificate of Designation”).  The Series E Convertible Preferred Stock is senior in rights, preferences and privileges to the shares of the registrant’s common stock and pari passu with the registrant’s Series D Convertible Preferred Stock, except that the Series E

Convertible Preferred Stock does not have: (i)  protective voting provisions; (ii)  anti-dilution rights; or (iii)  the right to vote as a separate class to elect members to the registrant’s Board.

The holders of Series E Convertible Preferred Stock are entitled to receive the stated value of $1,000 for each share of Series E Convertible Preferred Stock, subject to average weighted anti-dilution adjustments, in a “liquidation event” as defined in the Certificate of Designation.  Each share of Series E Convertible Preferred Stock, is convertible at the option of the holder into 9090.91 shares of the registrant’s common stock, subject to weighted average anti-dilution adjustments.  The holders of Series E Convertible Preferred Stock will be entitled to vote on all matters presented to the holders of common stock on an as-if-converted to common stock basis.

Item 5.02

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(b)  On July 31, 2006, Alastair McEwan resigned as the Chief Executive Officer of the registrant. Mr. McEwan’s resignation did not relate to any disagreements with the registrant on any matter related to the registrant’s operations, policies or practices. Mr. McEwan will remain a member of the registrant’s Board, audit committee and compensation committee.

(c)  On July 31, 2006, Dr. Lavin was appointed as Chief Executive Officer of the registrant.  The material terms of the Lavin Employment Agreement are described in Item 1.01 above, under the heading “Employment Agreement.”

Dr. Philip T. Lavin

                Dr. Lavin is the founder of Averion and has been Chief Executive Officer and President of Averion since 1983.  Since 1977, Dr. Lavin has held faculty appointments at the Harvard School of Public Health and Harvard School of Medicine.  Dr. Lavin received his PhD in Applied Mathematics at Brown University in Providence, Rhode Island in 1972.

(d)  On July 31, 2006, the sitting members of the registrant’s Board unanimously appointed Dr. Lavin to become a member of the Board in order to fill the one (1) vacancy currently existing on the Board.  The registrant has not yet determined the committees, if any, to which Dr. Lavin will be appointed.

Item 9.01

Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired.

The audited financial statements required by part (a) of Item 9 for the Averion Merger described in Items 1.01 and 2.01 above, are not currently available.  The required financial statements shall be filed in an amendment to this Current Report on Form 8-K under cover of Form 8-K/A as soon as practicable, but not later than October 16, 2006, which is the first business day 71 days after the date that this Current Report on Form 8-K is required to be filed.

(b)	Pro forma financial information.

The pro forma financial information required by part (b) of Item 9 for the Averion Merger described in Items 1.01 and 2.01 above, is not currently available.  The required pro forma financial information shall be filed in an amendment to this Current Report on Form 8-K under cover of Form 8-K/A as soon as practicable, but not later than October 16, 2006 which is the first business day 71 days after the date that this Current Report on Form 8-K is required to be filed.

(d)	Exhibits

Number	Description
2.3

Agreement and Plan of Merger dated June 30, 2006 between the registrant, IT&E Merger Sub, Inc., and IT&E Acquisition Co., Inc., on the one hand, and Averion Inc. and Averion Inc.’s shareholders, on the other hand

3.4	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock

4.6	Form of two year Subordinated Promissory Note

4.7	Form of five year Subordinated Promissory Note

10.24	Amendment to Registration Rights Agreement dated July 31, 2006 between the registrant, ComVest Investment Partners II LLC and the additional parties set forth in the signature pages thereto

10.25	Registration Rights Agreement dated July 31, 2006 between the registrant and the additional purchasers set forth in the signature pages thereto

10.26	Form of Officer, Director and Securityholder Lock-Up Agreement

10.27	Non-Compete and Non-Solicitation Agreement dated July 31, 2006 between the registrant and Dr. Philip T. Lavin

10.28	Employment Agreement dated July 31, 2006 between the registrant and Dr. Philip T. Lavin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IT&E International Group, Inc.

By:	/s/ Philip T. Lavin
Dr. Philip T. Lavin
Chief Executive Officer

Dated: August 4, 2006